Exhibit 99.1

Corporación América Airports S.A.Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2024 and 2023

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
	Notes	2024	2023
Revenue	4	433,047	382,058
Cost of services	5	(267,482)	(246,092)
Gross profit		165,565	135,966
Selling, general and administrative expenses	6	(44,158)	(38,406)
Impairment loss of non-financial assets		-	(47)
Other operating income	7	6,050	5,212
Other operating expenses		(2,655)	(744)
Operating income		124,802	101,981
Share of loss in associates		(211)	(2)
Income before financial results and income tax		124,591	101,979
Financial income	8	18,711	12,243
Financial loss	8	155,834	(49,787)
Inflation adjustment	8	(13,586)	(3,102)
Income before income tax		285,550	61,333
Income tax	9	(112,904)	(37,249)
Income for the period		172,646	24,084
Attributable to:
Owners of the parent		152,670	31,685
Non-controlling interests		19,976	(7,601)
		172,646	24,084

Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.95	0.20
Diluted earnings per share		0.95	0.20

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2024	2023
Income for the period	172,646	24,084

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit obligations	76	(53)
Items that may be reclassified to profit or loss:
Share of other comprehensive income from associates	23	19
Currency translation adjustment	263,861	17,271
Other comprehensive income for the period, net of income tax	263,960	17,237
Total comprehensive income for the period	436,606	41,321
Attributable to:
Owners of the parent	371,660	47,101
Non-controlling interests	64,946	(5,780)
	436,606	41,321

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2024	At December 31, 2023
ASSETS
Non-current assets
Intangible assets, net	10	2,981,588	2,520,965
Property, plant and equipment, net		78,883	74,919
Right-of-use asset		11,417	10,493
Investments in associates		11,845	11,992
Other financial assets at fair value through profit or loss		2,391	5,979
Other financial assets at amortized cost		74,475	61,090
Derivative financial instruments		68	69
Deferred tax assets		54,780	62,712
Inventories		336	318
Other receivables		43,729	42,640
Trade receivables		679	889
		3,260,191	2,792,066
Current assets
Inventories		14,411	16,148
Other financial assets at fair value through profit or loss		3,911	4,884
Other financial assets at amortized cost		71,311	83,142
Other receivables		64,621	145,549
Current tax assets		4,716	3,779
Trade receivables		135,668	126,560
Cash and cash equivalents	11	469,841	369,848
		764,479	749,910
Total assets		4,024,670	3,541,976

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,322)	(4,322)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(263,907)	(482,852)
Legal reserves		3,676	3,676
Other reserves		(1,313,632)	(1,313,888)
Retained earnings		591,445	438,775
Total attributable to owners of the parent		1,096,851	724,980
Non-controlling interests		143,875	78,929
Total equity		1,240,726	803,909

LIABILITIES
Non-current liabilities
Borrowings	12	1,062,888	1,133,549
Deferred tax liabilities		261,737	137,315
Other liabilities	13	775,466	768,364
Lease liabilities		9,446	10,294
Trade payables		2,552	2,617
		2,112,089	2,052,139
Current liabilities
Borrowings	12	227,838	199,688
Other liabilities	13	324,213	345,864
Lease liabilities		3,658	3,687
Current tax liabilities		18,488	23,921
Trade payables		97,658	112,768
		671,855	685,928
Total liabilities		2,783,944	2,738,067
Total equity and liabilities		4,024,670	3,541,976

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the period	-	-	-	-	-	-	-	-	152,670	152,670	19,976	172,646
Other comprehensive income for the period	-	-	-	-	-	-	218,945	45	-	218,990	44,970	263,960
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	211	-	211	-	211
Balance at March 31, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(263,907)	(1,313,632)	591,445	1,096,851	143,875	1,240,726

Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income / (loss) for the period	-	-	-	-	-	-	-	-	31,685	31,685	(7,601)	24,084
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	15,439	(23)	-	15,416	1,821	17,237
Share-based payments reserve (Note 14.a and 14.c)	-	-	32	-	-	-	-	82	62	176	-	176
Balance at March 31, 2023	163,223	183,430	(4,568)	378,910	1,358,028	1,081	(235,706)	(1,313,966)	232,940	763,372	140,494	903,866

(1) Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2024	2023
Cash flows from operating activities
Income for the period from continuing operations		172,646	24,084
Adjustments for:
Amortization and depreciation		44,946	43,793
Deferred income tax	9	108,049	31,376
Current income tax	9	4,855	5,873
Share of loss in associates		211	2
Impairment loss of non-financial assets		-	47
Loss on disposals of property, plant and equipment		227	12
Low value, short term and variable lease payments		(255)	(1,162)
Share based compensation expenses		211	177
Interest expenses	8	27,099	28,708
Other financial results, net		(1,366)	(7,723)
Net foreign exchange	8	(212,173)	(13,327)
Other accruals		729	1,205
Inflation adjustment		5,208	344
Acquisition of intangible assets		(41,403)	(36,923)
Income tax paid		(9,605)	(8,903)
Income due to concession compensation (*)		90,609	-
Unpaid concession fees		23,303	26,361
Changes in liability for concessions	8	26,360	31,944
Changes in working capital	17	(75,109)	(65,610)
Net cash provided by operating activities		164,542	60,278

Cash flows from investing activities
Cash contribution in associates		(41)	-
Acquisition of other financial assets		(32,178)	(12,221)
Disposals of other financial assets		33,925	25,376
Acquisition of property, plant and equipment		(2,303)	(2,585)
Acquisition of intangible assets		(66)	(161)
Proceeds from property, plant and equipment		8	5
Other		(586)	152
Net cash (used in)/provided by investing activities		(1,241)	10,566

Cash flows from financing activities
Loans obtained	12	33,126	43,926
Guarantee deposits		1,130	(848)
Principal elements of lease payments		(1,118)	(1,000)
Loans repaid	12	(70,025)	(72,166)
Interest paid	12	(19,483)	(20,933)
Net cash used in financing activities		(56,370)	(51,021)

Increase in cash and cash equivalents from continuing operations		106,931	19,823

Movements in cash and cash equivalents
At the beginning of the period		369,848	385,265
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(6,938)	(3,998)
Increase in cash and cash equivalents from continuing operations		106,931	19,823
At the end of the period	11	469,841	401,090

(*) Corresponds to the net indemnification collected regarding the re-bidding of the International Airport of São Gonçalo do Amarante (Natal Airport) detailed in Note 1.2.1 and Note 34 of the Consolidated Financial Statements for the year ended December 31, 2023.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2023.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on May 22, 2024.

2	Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2023. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2023.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of March 31, 2024 was 5,429.01 (3,533.19 as of December 31, 2023) and the conversion factor derived from the indexes for the three-month period ended March 31, 2024, was 1.54 (1.21 for the three-month period ended March 31, 2023).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income for the period line.

All items in the Condensed Consolidated Interim Statement of Income and of Comprehensive Income for the three-month period are translated by applying the relevant conversion factors at the end of the reporting period, as stated in Note 2.W of the Consolidated Financial Statements as of December 31, 2023.

New and amended standards adopted by the Group

The Group has adopted the following accounting standards and interpretations that became applicable for annual period commencing on or after January 1, 2024:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1.

- Lease liability in sale and leaseback – amendments to IFRS 16.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any material impact on these Condensed Consolidated Interim Financial Statements.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but the application are not mandatory for reporting periods ending December 31, 2024 and have not been early adopted by the Group:

- Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

- Lack of exchangeability – Amendments to IAS 21

The Group is currently assessing the impact these standards, amendments or interpretations will have in the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2023 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended March 31, 2024	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	135,468	-	9,867	908	25,244	-	18,356	19,836	11,861	-	-	221,540
Non-aeronautical revenue (*)
Commercial revenue	86,104	23	16,545	1,196	14,474	6,899	29,775	6,820	8,347	(2,778)	982	168,387
Construction service revenue	33,478	-	313	-	5,987	-	337	-	1,209	-	-	41,324
Other revenue	-	-	-	-	3	-	-	-	1,217	(785)	1,361	1,796
Cost of services	(154,494)	(9)	(17,909)	(2,121)	(22,245)	(5,783)	(30,260)	(15,600)	(18,794)	2,729	(2,996)	(267,482)
Gross profit / (loss)	100,556	14	8,816	(17)	23,463	1,116	18,208	11,056	3,840	(834)	(653)	165,565
Selling, general and administrative expenses	(21,690)	(15)	(1,916)	298	(4,619)	(681)	(4,321)	(5,275)	(2,871)	834	(3,902)	(44,158)
Other operating income	5,764	-	75	-	-	2	162	5	42	-	-	6,050
Other operating expenses	(1,870)	(30)	(2)	(411)	(144)	(2)	(191)	(5)	-	-	-	(2,655)
Operating income / (loss)	82,760	(31)	6,973	(130)	18,700	435	13,858	5,781	1,011	-	(4,555)	124,802
Share of loss in associates	(1)	-	-	-	-	-	-	-	-	-	(210)	(211)
Amortization and depreciation	20,996	-	3,013	8	2,490	320	4,978	1,741	2,713	-	3,075	39,334
Adjusted Ebitda	103,755	(31)	9,986	(122)	21,190	755	18,836	7,522	3,724	-	(1,690)	163,925
Construction services revenue	(33,478)	-	(313)	-	(5,987)	-	(337)	-	(1,209)	-	-	(41,324)
Construction services cost	33,416	-	313	-	5,987	-	327	-	530	-	-	40,573
Adjusted Ebitda excluding Construction Services	103,693	(31)	9,986	(122)	21,190	755	18,826	7,522	3,045	-	(1,690)	163,174
Construction services revenue	33,478	-	313	-	5,987	-	337	-	1,209	-	-	41,324
Construction services cost	(33,416)	-	(313)	-	(5,987)	-	(327)	-	(530)	-	-	(40,573)
Adjusted Ebitda	103,755	(31)	9,986	(122)	21,190	755	18,836	7,522	3,724	-	(1,690)	163,925
Financial income												18,711
Financial loss												155,834
Inflation adjustment												(13,586)
Amortization and depreciation												(39,334)
Income before income tax expense												285,550
Income tax												(112,904)
Income for the period												172,646

March 31, 2024
Current assets	212,206	22	103,877	98,307	60,864	5,975	84,963	38,608	51,845	(86,775)	194,587	764,479
Non-current assets	1,678,753	-	631,861	184	191,464	8,936	167,514	52,695	257,255	(768)	272,297	3,260,191
Capital Expenditure	33,486	-	573	60	5,942	64	4,854	1,569	1,417	-	25	47,990
Current liabilities	163,283	9	213,834	3,117	27,399	5,362	24,880	27,856	124,126	(86,775)	168,764	671,855
Non-current liabilities	750,935	-	902,228	1,609	58,617	1,619	-	6,252	70,561	(768)	321,036	2,112,089

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended March 31, 2023	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	112,060	-	10,436	-	18,143	-	16,814	17,957	10,164	-	-	185,574
Non-aeronautical revenue (*)
Commercial revenue	82,735	59	14,227	-	13,688	4,930	32,909	6,499	7,022	(2,696)	919	160,292
Construction service revenue	28,748	-	-	-	3,112	-	609	-	1,050	-	-	33,519
Other revenue	-	-	-	-	3	-	-	-	2,670	(1,625)	1,625	2,673
Cost of services	(140,264)	(16)	(17,801)	-	(17,620)	(3,712)	(33,581)	(14,229)	(18,496)	2,525	(2,898)	(246,092)
Gross profit / (loss)	83,279	43	6,862	-	17,326	1,218	16,751	10,227	2,410	(1,796)	(354)	135,966
Selling, general and administrative expenses	(19,188)	(35)	(1,859)	(7)	(4,257)	(465)	(4,364)	(4,189)	(3,444)	1,796	(2,394)	(38,406)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(47)	-	-	(47)
Other operating income	4,796	-	115	-	13	-	71	12	205	-	-	5,212
Other operating expenses	(496)	-	(17)	-	(57)	-	(171)	(3)	-	-	-	(744)
Operating income / (loss)	68,391	8	5,101	(7)	13,025	753	12,287	6,047	(876)	-	(2,748)	101,981
Share of loss in associates	(2)	-	-	-	-	-	-	-	-	-	-	(2)
Amortization and depreciation	21,356	-	2,887	-	1,992	329	4,847	1,617	2,623	-	2,968	38,619
Adjusted Ebitda	89,745	8	7,988	(7)	15,017	1,082	17,134	7,664	1,747	-	220	140,598
Construction services revenue	(28,748)	-	-	-	(3,112)	-	(609)	-	(1,050)	-	-	(33,519)
Construction services cost	28,721	-	-	-	3,112	-	592	-	638	-	-	33,063
Adjusted Ebitda excluding Construction Services	89,718	8	7,988	(7)	15,017	1,082	17,117	7,664	1,335	-	220	140,142
Construction services revenue	28,748	-	-	-	3,112	-	609	-	1,050	-	-	33,519
Construction services cost	(28,721)	-	-	-	(3,112)	-	(592)	-	(638)	-	-	(33,063)
Adjusted Ebitda	89,745	8	7,988	(7)	15,017	1,082	17,134	7,664	1,747	-	220	140,598
Financial income												12,243
Financial loss												(49,787)
Inflation adjustment												(3,102)
Amortization and depreciation												(38,619)
Income before income tax expense												61,333
Income tax												(37,249)
Income for the period												24,084

December 31, 2023
Current assets	183,773	22	188,160	-	45,101	4,770	91,159	59,737	68,197	(85,454)	194,445	749,910
Non-current assets	1,170,372	20	667,193	-	188,336	9,193	154,754	53,782	267,568	(768)	281,616	2,792,066
Capital Expenditure	93,326	-	1,727	-	36,605	2,120	7,073	3,267	17,504	-	-	161,622
Current liabilities	127,070	9	221,843	-	25,549	4,419	34,076	54,106	139,248	(85,454)	165,062	685,928
Non-current liabilities	673,245	-	907,835	-	60,264	1,809	-	7,329	78,834	(768)	323,591	2,052,139

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4	Revenue

	For the three-month period ended March 31,
	2024	2023
Aeronautical revenue	221,540	185,574
Non-aeronautical revenue
Commercial revenue	168,387	160,292
Construction service revenue	41,324	33,519
Other revenue	1,796	2,673
	433,047	382,058
Timing of revenue recognition
Over time	343,290	294,064
At a point in time	21,764	25,107
Revenues accounted for under IFRS 16	67,993	62,887
Revenue	433,047	382,058

5	Cost of services

	For the three-month period ended March 31,
	2024	2023
Salaries and social security contributions	(60,305)	(53,132)
Concession fees (1)	(52,400)	(45,883)
Construction services cost	(40,573)	(33,063)
Amortization and depreciation (2)	(37,602)	(37,004)
Maintenance expenses	(30,793)	(29,468)
Cost of fuel	(20,737)	(24,075)
Services and fees	(15,480)	(14,122)
Office expenses	(3,867)	(3,266)
Taxes	(1,308)	(1,215)
Provision for maintenance costs	(879)	(849)
Others	(3,538)	(4,015)
	(267,482)	(246,092)

(1) Includes depreciation for fixed concession assets fee of USD 5,455 as of March 31, 2024 (USD 5,018 as of March 31, 2023).

(2) Includes depreciation of leases of USD 557 as of March 31, 2024 (USD 943 as of March 31, 2023).

6	Selling, general and administrative expenses

	For the three-month period ended March 31,
	2024	2023
Taxes (1)	(14,489)	(12,514)
Services and fees	(10,364)	(9,285)
Salaries and social security contributions	(10,340)	(8,916)
Amortization and depreciation (2)	(1,732)	(1,615)
Office expenses	(1,401)	(1,458)
Insurance	(823)	(661)
Maintenance expenses	(545)	(524)
Advertising	(632)	(491)
Bad debts	(2,127)	(1,523)
Bad debts recovery	858	783
Other	(2,563)	(2,202)
	(44,158)	(38,406)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 200 as of March 31, 2024 (USD 175 as of March 31, 2023).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7	Other operating income

	For the three-month period ended March 31,
	2024	2023
Government grants (*)	5,431	4,753
Other	619	459
	6,050	5,212

(*) Corresponds to government grants for the development of airport infrastructure in Group A, operated by Aeropuertos Argentina 2000 (“AA2000”), of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies attaching to these grants.

8	Financial results, net

	For the three-month period ended March 31,
	2024	2023
Interest income	17,028	10,699
Foreign exchange results	145	253
Other financial income	1,538	1,291
Financial income	18,711	12,243

Interest expense	(27,099)	(28,708)
Foreign exchange results (1)	212,028	13,074
Changes in liability for concessions (2)	(26,360)	(31,944)
Other financial loss	(2,735)	(2,209)
Financial loss	155,834	(49,787)

Inflation adjustment	(13,586)	(3,102)
Inflation adjustment	(13,586)	(3,102)
Net financial results	160,959	(40,646)

(1) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency loans in AA2000.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9	Income tax

	For the three-month period ended March 31,
	2024	2023
Current income tax	(4,855)	(5,873)
Deferred income tax	(108,049)	(31,376)
	(112,904)	(37,249)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	41,403	-	66	41,469
Disposals	(390)	-	(484)	(874)
Other	78	-	-	78
Translation differences and inflation adjustment	769,118	(170)	(482)	768,466
	4,963,637	9,123	23,761	4,996,521
Depreciation
Accumulated at January 1, 2024	1,645,013	-	21,404	1,666,417
Depreciation of the period	41,485	-	210	41,695
Disposals	(17)	-	(284)	(301)
Translation differences and inflation adjustment	307,556	-	(434)	307,122
	1,994,037	-	20,896	2,014,933
At March 31, 2024	2,969,600	9,123	2,865	2,981,588

Cost
Balances at January 1, 2023	4,749,233	9,003	22,658	4,780,894
Acquisitions	37,077	-	161	37,238
Impairment	(47)	-	-	(47)
Disposals	(22)	-	-	(22)
Translation differences and inflation adjustment	101,449	177	462	102,088
	4,887,690	9,180	23,281	4,920,151
Depreciation
Accumulated at January 1, 2023	1,800,871	-	20,021	1,820,892
Depreciation of the period	40,198	-	161	40,359
Disposals	(5)	-	-	(5)
Translation differences and inflation adjustment	35,005	-	402	35,407
	1,876,069	-	20,584	1,896,653
At March 31, 2023	3,011,621	9,180	2,697	3,023,498

Due to the increase of traffic witnessed during 2023 and 2024 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the historical losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian cash-generating unit (“CGU”) (including concession assets with a carrying value of USD 658.2 million as of March 31, 2024) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical information.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of March 31, 2024 and 2023, the recoverable amount of aforementioned CGU´s exceed their respective carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11	Cash and cash equivalents

	At March 31, 2024	At December 31, 2023
Cash to be deposited	716	657
Cash at banks	179,131	192,381
Time deposits	15,492	16,729
Other cash equivalents (1)	274,502	160,081
	469,841	369,848

(1)	Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of March 31, 2024, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 6,011 (USD 5,864 as of December 31, 2023).

12	Borrowings

	At March 31, 2024	At December 31, 2023
Non-current
Bank and financial borrowings (**)	259,052	278,147
Notes (*)	803,836	855,402
	1,062,888	1,133,549
Current
Bank and financial borrowings (**)	108,746	114,092
Notes (*)	119,043	85,535
Bank overdrafts	49	61
	227,838	199,688
Total Borrowings	1,290,726	1,333,237

Changes in borrowings during the period is as follows:

	For the three-month period ended March 31,
	2024	2023
Balances at the beginning of the period	1,333,237	1,465,437
Loans obtained	33,126	43,926
Loans repaid	(70,025)	(72,166)
Interest paid	(19,483)	(20,933)
Accrued interest for the period	26,805	26,011
Translation differences and inflation adjustment	(12,934)	10,371
Balances at the end of the period	1,290,726	1,452,646

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2024 (1)	315,061	209,077	554,006	667,773	1,745,917
At December 31, 2023 (1)	294,299	239,443	569,488	711,815	1,815,045

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(*) Notes include the following as of March 31, 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	November 2021	USD	246.2	Nov-2034	Fixed 6.875%	240.4
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	11.7
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	EUR	71.8	Dec-2024	Fixed 4.556%	66.8
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	62.0
		October 2021	USD	208.9	Aug-2031	Fixed 8.500%	208.7
Aeropuertos Argentina 2000 (“AA2000”)	Class 1 Series 2021 Notes	November 2021	USD	64.0	Aug-2031	Fixed 8.500%	61.3
	Class 4 Notes	November 2021	USD	62.0	Nov-2028	Fixed 9.500%	60.9
	Class 5 Notes	February 2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
	Class 6 Notes	February 2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.5
	Class 9 Notes	August 2022, July 2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	25.8
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	19.5
Total							922.9

(1)       A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2)       These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

(*) Notes include the following as of December 31. 2023:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	November 2021	USD	246.2	Nov-2034	Fixed 6.875%	235.9
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	11.4
CAI	Secured notes	January 2020	EUR	71.8	Dec-2024	Fixed 4.556%	67.7
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	67.8
		October 2021	USD	208.9	Aug-2031	Fixed 8.500%	208.6
	Class 1 Series 2021 Notes	November 2021	USD	64.0	Aug-2031	Fixed 8.500%	61.2
AA2000	Class 4 Notes	November 2021	USD	62.0	Nov-2028	Fixed 9.500%	60.7
	Class 5 Notes	February 2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
	Class 6 Notes	February 2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	34.4
	Class 9 Notes	August 2022, July 2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	30.4
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	24.5
Total							940.9

(1)       A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2)       These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

-	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in Puerta del Sur S.A. (“PDS”) and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of March 31, 2024 and December 31, 2023, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A. and PDS.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes obtaining consents to certain proposed amendments to the indenture governing the ACI Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes to cancel interest payments until November 29, 2023, and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which remains in force as of March 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

-	The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

The main covenants are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The last testing date was December 31, 2023, being in compliance with the covenants.

-	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred.

On May 20, 2020, AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes. The collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms. Accrued interest are capitalized quarterly. The main covenants and guarantees remain unchanged.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. The main covenants and guarantees remain unchanged. As of March 31, 2024, AA2000 is in compliance with the covenants.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of the airports in Argentina.

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by ORSNA. ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes. These Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

During 2024, AA2000 repurchased dollar-linked Class 6, Class 9 and Class 10 Notes for USD 6.9 million, USD 4.5 million and USD 4.5 million, respectively.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of March 31, 2024, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	204.4	A
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”)	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	3.9	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.2	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	3.1	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	1.4	D
TCU S.A. (“TCU”)	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.3	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.5	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.9	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
Toscana Aeroporti S.p.A. (“TA”)	Banco de Innovación de Infraestructuras y Desarrollo	EUR	Sept-2027	Variable	Euribor 6 month plus spread	11.0	D
	Unicredit	EUR	Jun-2024	Variable	Euribor 3 month plus spread	9.3	D
	ISP-SACE	EUR	Sept-2026	Variable	Euribor 3 month plus spread	53.9	D
	BPM	EUR	June-2024	Variable	Euribor 3 month plus spread	0.1	D
	BPM	EUR	Apr-2024	Variable	Euribor 3 month plus spread	3.8	D
	MPS Servicio capital	EUR	Jun-2024	Variable	Euribor 6 month plus spread	11.9	D
	Banca Intesa San Paolo	EUR	Apr-2024	Fixed	6.10%	11.9	D
Armenia International Airports C.J.S.C. (“AIA”)	Ameriabank C.J.S.C.	EUR	Dec-2024	Fixed	6.00%	13.1	B
AA2000	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.1	D
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	6.7	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	5.5	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	5.5
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.83%	8.0	C
Total						367.8

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of December 31, 2023, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.6	A
	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	2.3
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	213.9	A
TAGSA	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	4.2	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.4	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	3.6	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	1.8	D
TCU	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.4	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.6	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
TA	Banco de Innovación de Infraestructuras y Desarrollo	EUR	Sept-2027	Variable	Euribor 6 month plus spread	13.0	D
	Unicredit	EUR	Mar-2024	Variable	Euribor 3 month plus spread	9.4	D
	ISP-SACE	EUR	Sept-2026	Variable	Euribor 3 month plus spread	60.5	D
	BPM	EUR	June-2024	Variable	Euribor 3 month plus spread	0.1	D
	BPM	EUR	Feb-2024	Variable	Euribor 3 month plus spread	4.0	D
	MPS Servicio capital	EUR	Mar-2024	Variable	Euribor 6 month plus spread	12.3	D
	Banca Intesa San Paolo	EUR	Jan-2024	Fixed	6.10%	12.2	D
AIA	Ameriabank C.J.S.C.	EUR	Dec-2024	Fixed	6.00%	13.2	B
AA2000	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.3	D
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	9.0	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Jan-2024	Fixed	15.50%	0.5	D
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	5.5	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	5.5
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	6.14%	8.5	C
Total (***)						407.8

(***) The total outstanding amount includes the financial debt of ICASGA with BNDES which, as disclosed in Note 17 of the Consolidated Financial Statements as of December 31, 2023, was shown in the Consolidated statement of financial position offset of guarantee deposits. Therefore, the net amount of Bank and financial borrowings as of December 31, 2023, amounted to USD 392.2 million. Additionally, on January 15, 2024, the outstanding financial debt of USD 15.6 million contracted by ICASGA and owing to BNDES was prepaid, after which the related guarantees were released.

(1)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index

(2)	A - Secured/guaranteed

B - Secured/unguaranteed

C - Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos

R$ - Brazilian Reales

(3)	T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

-	The Credit Facility Agreement between ICAB and BNDES is secured by the pledge of ICAB and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of ICAB. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of ICAB dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB entered into amendments and extension agreements with BNDES in which ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, being in compliance as of March 31, 2024.

-	In December 2022, AIA entered into a new loan agreement with Ameriabank C.J.S.C. for up to EUR 40 million of which EUR 20 million were disbursed in December 2022, while the remaining EUR 20 million were disbursed in April, 2023. In December 2023 AIA prepaid EUR 20 million, which has shortened the loan repayment date up to December 23, 2024. This agreement provides restrictions regarding payments, taking on additional indebtedness, disposal of assets and transactions with affiliates, and the maintenance of certain financial ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding, and were met as of December 31, 2023.

As of March 31, 2024, AIA pledged to the security agent cash held in bank accounts for USD 56,308 (USD 59,072 as of December 31, 2023). Additionally, the loan is secured by the pledge of shares of AIA and of certain collection rights.

-	TA, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio Capital is required to comply with certain financial ratios, which have been met at the last testing date, December 31, 2023.

On November 6, 2020, EUR 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions, which were met at the last testing date, December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

-	On November 18, 2021, AA2000 agreed with Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., (collectively, the “Lenders”) the granting of a bimonetary loan in order to prepay previous loans received from the Lenders. The loans are secured by the Argentine Collateral Trust Agreement. The loan in ARS was prepaid during 2023 while the loan in USD is to be paid until November, 2024 (referred as Onshore renegotiation – ICBC).

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of USD 10 million. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

-	CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP, and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.5 million guaranteed by Corporación America Sudamericana S.A. and a personal guarantee issued by a PDS Chairman as subsidiary guarantor of up to USD 0.6 million.

As of March 31, 2024, the Company and its subsidiaries met the financial covenants under outstanding financings.

13	Other liabilities

	At March 31, 2024	At December 31, 2023
Non-current
Concession fee payable (1)	693,520	690,319
Advances from customers	12,088	13,368
Provisions for legal claims (4)	8,827	8,979
Provision for maintenance costs (2)	21,286	21,364
Other taxes payable	3,511	199
Employee benefit obligation (3)	4,232	4,382
Salary payable	309	291
Other liabilities with related parties (Note 16)	14,882	15,275
Other payables	16,811	14,187
	775,466	768,364

Current
Concession fee payable (1)	196,308	223,051
Other taxes payable	17,112	18,921
Salary payable	49,711	41,656
Other liabilities with related parties (Note 16)	3,344	2,689
Advances from customers	4,916	5,647
Provision for maintenance costs (2)	5,894	5,678
Expenses provisions	4,454	6,203
Provision for legal claims (4)	4,557	5,286
Other payables	37,917	36,733
	324,213	345,864

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At March 31, 2024	324,213	98,380	272,372	1,231,436	1,926,401
At December 31, 2023	345,864	96,071	279,683	1,266,124	1,987,742

(1) The most significant amounts included in the concession fee payable as of March 31, 2024 and December 31, 2023 relates to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and ICAB.

Changes in the period of the concession fee payable are as follows:

	For the three-month period ended March 31,
	2024	2023
Balances at the beginning of the period	913,370	929,009
Financial result (*)	26,360	33,429
Other	(18)	(72)
Concession fees accrued	46,945	40,865
Payments	(68,936)	(64,704)
Translation differences and inflation adjustment	(27,893)	20,031
Balances at the end of the period	889,828	958,558

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment. On November 2, 2020, ICAB re-scheduled 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession.

As of March 31, 2024 and December 31, 2023, 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though, the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the case was decided and the first instance ruling in favor of ICAB was confirmed, granting ICAB the right to reschedule 50% of 2021’ fixed concession fee. The Brazilian ANAC appealed the ruling and the court of justice has not issued its decision as of March 31, 2024.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented on November 21, 2022 to the Ministry of Infrastructure, an offer of court payment orders, which is still in process of analysis. In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB is in compliance with its obligations.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the three-month period ended March 31,
	2024	2023
Balances at the beginning of the period	27,042	22,914
Accrual of the period	1,145	1,043
Use of the provision	(419)	(148)
Translation differences and inflation adjustment	(588)	461
Balances at the end of the period	27,180	24,270

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the three-month period ended March 31,
	2024	2023
Balances at the beginning of the period	4,382	4,376
Actuarial gain/loss (in other comprehensive income)	(100)	69
Service cost	124	131
Amounts paid in the period	(120)	(84)
Translation differences and inflation adjustment	(54)	50
Balances at the end of the period	4,232	4,542

(4)	Changes in the period of the provision for legal claims is as follows:

	For the three-month period ended March 31,
	2024	2023
Balances at the beginning of the period	14,265	13,136
Accrual of the period	320	675
Use of the provision	(863)	(738)
Translation differences and inflation adjustment	(338)	(98)
Balances at the end of the period	13,384	12,975

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity

a) Management share compensation plan and treasury shares

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022 and April 2023, 26,930 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 150 each) while the remaining shares will vest in an installment in May 2024.

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. In January and April 2023, 16,904 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 94 each) while the remaining shares will vest in an additional installment in May 2024.

In April 2023, USD 739 (equivalent to 77,938 shares) were assigned to employees of which 23,381 shares (equivalent to USD 221.7) were delivered to the eligible executives and key employees, while the remaining shares will vest in installments in May 2024 and May 2025.

In November 2023, USD 340 (equivalent to 35,910 shares) were assigned to employees of which 10,773 shares (equivalent to USD 102.1) were delivered to the eligible executives and key employees, while the remaining shares will vest in installments in May 2024 and May 2025.

As of March 31, 2024, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

	For the three-month period ended March 31,
	2024		2023
Treasury shares	Shares	USD	Shares	USD
Balances at the beginning of the period	2,251,123	4,322	2,396,015	4,600
Transfer of treasury shares to executives and key employees	-	-	(16,904)	(32)
Balances at the end of the period	2,251,123	4,322	2,379,111	4,568

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2024	(505,015)	532	(41,239)	(115)	63,402	(482,435)
Other comprehensive income / (loss) for the period	218,922	60	23	(15)	-	218,990
For the period ended March 31, 2024	(286,093)	592	(41,216)	(130)	63,402	(263,445)

Balances at January 1, 2023	(273,378)	520	(41,169)	(122)	63,402	(250,747)
Other comprehensive income / (loss) for the period	15,420	(30)	19	7	-	15,416
For the period ended March 31, 2023	(257,958)	490	(41,150)	(115)	63,402	(235,331)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	For the three-month period ended March 31,
	2024	2023
Balances at the beginning of the period	(1,313,888)	(1,314,025)
Share-based compensation reserve	211	176
Execution of share-based compensation reserve	-	(94)
Remeasurement of defined benefit obligations net for income tax	45	(23)
Balances at the end of the period	(1,313,632)	(1,313,966)

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements, are adequate based upon currently available information.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2023.

b. Restrictions to the distribution of profits and payment of dividends

As of March 31, 2024 and December 31, 2023, equity as defined under Luxembourg laws and regulations consisted of:

	At March 31, 2024	At December 31, 2023
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	4,322	4,322
Legal reserve	3,676	3,676
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,706	1,353,706
Retained earnings	36,268	37,890
Total equity in accordance with Luxembourg law	2,123,535	2,125,157

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies.

Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At March 31, 2024	At December 31, 2023
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	5,036	4,200
Trade receivables with other related parties	1,393	962
Other receivables with associates	57	58
Other receivables with other related parties	9,610	9,257
Other financial assets with associates	3,145	3,108
Other financial assets with other related parties (*)	38,578	28,327
Trade payables to associates	(3,697)	(2,765)
Trade payables to other related parties	(1,659)	(2,501)
	52,463	40,646
(b) Other liabilities
Other liabilities to associates (**)	(14,613)	(15,539)
Other liabilities to other related parties	(3,613)	(2,425)
	(18,226)	(17,964)
(c) Other balances
Cash and cash equivalents in other related parties	19,861	23,249
	19,861	23,249

(*) As of March 31, 2024 mainly includes a loan and time deposits to other related parties amounting to USD 14.9 million and USD 20.2 million respectively (USD 14.8 million and USD 10.1 million respectively as of December 31, 2023). As of March 31, 2024, the loan accrues interests at a fixed annual rate of 4.5%, and matures in June 2024. The time deposits total USD 20.0 million, of which USD 10.0 million accrues interests at a fixed annual rate of 4.0%, maturing in July 2024 and the remaining USD 10.0 million accrues interests at a fixed annual rate of 5.0%, maturing in January 2027.

(**) As of March 31, 2024 and December 31, 2023, includes deferred income from associates.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16	Related party balances and transactions (Cont.)

	For the three-month period ended March 31,
	2024	2023
Transactions
Aeronautical/Commercial revenue	6,923	2,951
Fees	(2,899)	(2,296)
Interest accruals	454	66
Acquisition of goods and services	(5,747)	(7,109)
Others	(943)	(999)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 6,414 as of March 31, 2024 (USD 6,973 as of December 31, 2023). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 1,467 as of March 31, 2024 (USD 1,576 as of March 31, 2023).

Remunerations received by the Group’s key staff amounted to approximately 1.82% of total remunerations accrued at March 31, 2024 (1.44% as of March 31, 2023).

17	Cash flow disclosures

	For the three-month period ended March 31,
Changes in working capital	2024	2023
Other receivables and credits	(38,832)	(3,437)
Inventories	2,066	3,727
Other liabilities	(38,343)	(65,900)
	(75,109)	(65,610)

The most significant non-cash transactions are detailed below:

	For the three-month period ended March 31,
	2024	2023
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(78)	(154)
Property, plant and equipment acquisition	(4,218)	-
Right-of-use asset initial recognition with an increase in Lease liabilities	(82)	(330)
Tax credit with an increase in Other liabilities	(6,887)	-

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

18	Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2023, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2024:

	Fair value	Carrying amount
Trust funds (1)	28,739	26,701
Long-term borrowings (2)	999,906	1,062,888

(1) It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

19	Financial risk factors

As stated in Note 3A of the Consolidated Financial Statements as of December 31, 2023, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Inflation rate for the three-month period ended March 31, 2024 is detailed in Note 2 and the devaluation in the same period was 6%, while certain restrictions to access the Mercado Único y Libre de Cambios (“MULC”) are still in force.

Considering this situation and the uncertainties resulting from the evolution of the above-mentioned variables in the future, CAAP`s Argentine subsidiaries continually assess the situation in order to identify the unforeseen potential impacts that could affect the Company´s business and performance.

20	Subsequent events

Toscana Aeroporti S.p.A. (“TA”) legal proceedings

On May 1, 2024, the Civil Court of Milan filed the ruling regarding the claim initiated by Nuove Iniziative Toscane (“NIT”) on September 10, 2021, which was included in Note 26.a of the Consolidated Financial Statements for the year ended December 31, 2023. NIT´s claim was rejected and it was condemned to return to TA the sums that had been paid as deposit, plus interest, as well as to pay the legal costs.

There is a six-month term for NIT to submit an appeal to the ruling, unless it has been duly served, in which case the term to submit the appeal is 30 days from the date of service.

AA2000 financial risk factors

As of the date of issuance of these Condensed Consolidated Interim Financial Statements, AA2000 has sold the Series 2 notes of BOPREAL, included in Notes 3A and 34 of the Consolidated Financial Statements for the year ended December 31, 2023, applying the proceeds to the payment of import debts.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20	Subsequent events (Cont.)

Peruvian proceedings - Kuntur Wasi

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, on August 10, 2023, Kuntur Wasi received notification from the competent authority ICSID Arbitral Court (known as CIADI in Spanish) regarding a favorable resolution concerning the arbitration procedure due to unreasonably and arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications. While the Arbitral Court had already determined the final award for damages and losses, on February 28, 2024 both parties submitted further information that was required to calculate the business profit based on the invested amounts as well as the recognition of interests on the related amounts.

On May 9, 2024, Kuntur Wasi received notification from the CIADI, deciding among other things that “Peru breached the concession contract by terminating it without a well-founded reason of public interest". Furthermore, “the Tribunal orders that damages in the amount of USD 91.2 million (including interest to February 28, 2024) should be paid to Kuntur Wasi, together with any additional interest that has accrued at the rate established in this award to the date of payment; compounded annually”. As of the date of issuance of the Interim Consolidated Financial Statements the Company is analyzing the effects of the resolution.

AA2000 - Indebtedness

In May 2024, AA2000 repurchased dollar-linked Class 6 and Class 9 Notes for USD 2.5 million and USD 0.1 million, respectively.

CAISA - Concession agreement extension

On May 15, 2024, CAISA signed an amendment to its concession agreement that includes the extension of the term of the concession agreement for a ten-year period from 2033 through 2043, the removal of certain investment projects from the previous agreement, and a new commitment to invest USD 3.0 million within the period of 2024-2026.

PDS – Amendment to concession agreement

On May 15, 2024, PDS signed amendments to its concession agreement to include part of the building of the old passenger terminal of the Carrasco International Airport into the concession, in which PDS plans to invest approximately USD 5.5 million to expand its cargo activities, in particular, pharma and courier. As part of the agreement, PDS will pay an additional fee as compensation for the new activities carried out in the aforementioned space.

Additionally, PDS committed to invest in a new Instrument Landing System (ILS) category IIIb, similar to those utilized in the world's major airports. This system will enable aircrafts to land safely in adverse weather conditions, thereby enhancing air connectivity, increasing predictability for airlines, and providing a competitive advantage for aviation development. The amendment includes a tariff adjustment (approach fee) that will be charged by PDS.

There are no other subsequent events that could significantly affect the Group´s financial position as of March 31, 2024.